Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Pacific Capital Bancorp for the registration of Series B Fixed Rate Cumulative Perpetual Preferred Stock, the warrant and common stock and to the incorporation by reference therein of our reports dated February 26, 2008, with respect to the consolidated financial statements of Pacific Capital Bancorp, and the effectiveness of internal control over financial reporting of Pacific Capital Bancorp, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

December 19, 2008